GREENWAY TECHNOLOGIES, INC. SHAREHOLDER COMMITTEE
109 West Church Street

Weatherford, Texas 76086
Telephone (817) 599-0901

January 21, 2019

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Greenway Technologies, Inc.; DFRN14A filed November 28, 2018; Filed by Greenway Technologies, Inc. Shareholder Committee File No. 0-55030

Dear Ms. Chalk:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated December 10, 2018, regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

Proxy Statement filed on November 28, 2018

General

1.

Refer to comment 5 in our prior comment letter dated November 1, 2018 referencing the Notice of Internet Availability required by Exchange Act Rule 14a-16.  While your most recent revised proxy statement indicates that you will no longer provide the proxy statement via the “notice and access” model of delivery, we do not see in the revised document the information required by the Notice of Internet Availability of Proxy Materials.  While you may use the “full set” delivery option outlined in Exchange Act Rule 14a-16(n), the information required to be included in the Notice of Internet Availability of Proxy Materials must be included in such a Notice that accompanies your proxy statement or included in the proxy statement itself.  Refer to Exchange Rule 14a-16(n)(2).  See also Exchange Act Rule 14a-16(c) for the disclosure that must be included in the Notice (or the proxy statement itself).  Note that the required disclosure includes “[t]he Internet Web site address where the proxy materials are available.” (This may not be the Commission EDGAR Web site – see Exchange Act Rule 14a-16(b)(3)).  Please revise to include the required information.

Response:  The proxy statement has been revised.

2.

In your response letter and with a view to further disclosure in the proxy statement, tell us whether Mr. Richard Halden is associated with your proxy solicitation, and if so, in what capacity.  We note his prior involvement with Greenway and the involvement of a Timothy Halden with the Committee.

Response:  Mr. Timothy Halden is the brother of Mr. Richard Halden.  Mr. Richard Halden initially decided against being a member of the Greenway Technologies Shareholder Committee, but has now decided to be a member.

The proxy statement has been revised.

3.

With respect to the ability of a shareholder to cumulate votes, we understand that the Texas Business Organizations Code provides that written notice must be given by any shareholder who intends to cumulate.  Is this your understanding?  If so, please describe in the proxy statement how and when such notice must be provided and to whom.  If you disagree, please explain your authority in your response letter.

Response:  The proxy statement has been revised.

In addition, the Greenway Technologies Shareholder Committee acknowledges that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ David Deison,

Chairman of the Greenway Technologies Shareholder Committee

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